UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number 001-40772

CELLEBRITE DI LTD.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

Cellebrite DI Ltd (the “Company”) is filing this report of foreign private issuer on Form 6-K (this “Form 6-K”), which attaches its consolidated financial statements for the three- and six-months ended June 30, 2022, to satisfy the technical requirement under Item 512(a)(4) of Regulation S-K for updating its registration statement on Form F-1 (File No. 333-259826) (the “Form F-1”). Concurrent with the filing of this Form 6-K, the Company is filing a post-effective amendment to the Form F-1 to convert it to a Form F-3, based on the Company becoming eligible to use that form.

This Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (No. 333-260878), filed with the Securities and Exchange Commission on November 8, 2021.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Consolidated financial statements of Cellebrite DI Ltd. and its subsidiaries for the three- and six-month periods ended June 30, 2022.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2022

Cellebrite DI Ltd.

By:	/s/ Dana Gerner
Name:	Dana Gerner
Title:	Chief Financial Officer

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